N-SAR EXHIBIT 77E


Pending Litigation. Since 2009, a number of lawsuits have been filed in federal courts against OppenheimerFunds, Inc. - the Manager's immediate parent ("OFI"), the Sub-Distributor, and certain funds in the Oppenheimer family of funds (the "Defendant Funds") advised by OFI and distributed by the Sub-Distributor (but not against the Fund). The lawsuits naming the Defendant Funds also name certain officers, trustees and former trustees of the respective Defendant Funds. The plaintiffs seek class action status on behalf of purchasers of shares of the respective Defendant Fund during a particular time period. The lawsuits against the Defendant Funds raise claims under federal securities laws alleging that, among other things, the disclosure documents of the respective Defendant Fund contained misrepresentations and omissions, that such Defendant Fund's investment policies were not followed, and that such Defendant Fund and the other defendants violated federal securities laws and regulations. The plaintiffs seek unspecified damages, equitable relief and an award of attorneys' fees and litigation expenses. Additionally, in 2009, lawsuits were filed in state court against OFI, the Sub-Distributor and another subsidiary of OFI (but not against the Fund), on behalf of the New Mexico Education Plan Trust. All of these lawsuits allege breach of contract, breach of fiduciary duty, negligence and violation of state securities laws, and seek compensatory damages, equitable relief and an award of attorneys' fees and litigation expenses.

         Other lawsuits have been filed since 2008 in various state and federal courts, by investors who made investments through an affiliate of OFI, against OFI and certain of its affiliates (other than the Manager). Those lawsuits relate to the alleged investment fraud perpetrated by Bernard Madoff and his firm ("Madoff") and allege a variety of claims including breach of fiduciary duty, fraud, negligent misrepresentation, unjust enrichment, and violation of federal and state securities laws and regulations, among others. They seek unspecified damages, equitable relief, and an award of attorneys' fees and litigation expenses. None of the suits have named the Manager, the Distributor, the Sub-Distributor, any of the Oppenheimer or Centennial mutual funds or any of their independent Trustees or Directors. None of the Oppenheimer or Centennial funds invested in any funds or accounts managed by Madoff.

         OFI believes that the lawsuits described above are without legal merit and intends to defend them vigorously. The Defendant Funds' Boards of Trustees have also engaged counsel to defend the suits vigorously on behalf of those Funds, their boards and the individual Trustees named in those suits. OFI believes that it is premature to render any opinion as to the likelihood of an outcome unfavorable to it and that no estimate can be made with any degree of certainty as to the amount or range of any potential loss. OFI also believes that these suits should not impair the ability of the Sub-Distributor to perform its duties to the Fund, and that the outcome of all the suits together should not have any material effect on the operations of any of the Oppenheimer or Centennial Funds.